Phytopharm

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phytopharm.co.uk

16 January 2007

Ref: ZM/SEC/070116

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rile 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

Zoe McGowan
Company Secretary

OP03S4.1

Phytopharm

RIS

Phytopharm PLC
19 December 2006
19 December 2006

In accordance with the FSA's Disclosure and Transparency Rules sourcebook transitional provision 6, Phytopharm plc advises that its capital consists of 51,180,893 ordinary shares with voting rights. Phytopharm plc holds no shares in treasury.

Therefore the total number of voting rights in Phytopharm plc 51,180,893.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Phytopharm plc under the FSA's Disclosure and Transparency Rules.

Zoe McGowan
Company Secretary

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Phytopharm

RIS

Phytopharm PLC
09 January 2007

Company Contact:
Phytopharm plc
Dr Daryl Rees
Mr Piers Morgan

+44 1480 437 697
www.phytopharm.com

U.K. Investor Relations Contact:
Financial Dynamics
David Yates
Ben Atwell

+44 207 831 3113

Board Changes

GODMANCHESTER, Cambridgeshire, U.K. (9th January 2007) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ("Phytopharm" or the "Company") today announces a number of planned changes to its senior management team ahead of the next phase in its development.

Dr Richard Dixey, Phytopharm's co-founder who has led the Company over the last ten years, is stepping down as Chief Executive Officer and Board Director. He is succeeded as Chief Executive Officer by Dr Daryl Rees who has served as Phytopharm's Chief Operating Officer for the past six years. Dr Rees will focus on generating growth and value from Phytopharm's strong product portfolio, in particular its Hoodia gordonii functional food obesity programme which is partnered with Unilever and its Myogane and Cogane pharmaceutical neurological products, which are currently in Phase I and II clinical development respectively.

Phytopharm is also pleased to announce today the appointment of Mr Piers Morgan as Chief Financial Officer and Board Director. Mr Morgan has an MA in Law and Management Studies from Cambridge University and is a Chartered Accountant. He worked at Close Brothers Corporate Finance on a wide variety of Equity Capital Market and Mergers & Acquisitions transactions and was a founding director of the Life Sciences Mergers & Acquisitions team at Ernst & Young. In 2000, he joined Arrow Therapeutics Limited as Finance Director, raising significant finance through private equity, debt and grants. In 2005, he moved to Paris to become Chief Financial Officer of BioAlliance SA, where he led the successful flotation of the company on Euronext Paris. There are no further disclosures to be made under paragraphs 9.6.13R of the Listing Rules and 3.1.2R of the Disclosures Rules in respect of Mr Morgan.

All Board changes are with immediate effect and form part of the planned restructuring of the Board.

Dr Richard Dixey has confirmed that he has no current intention to sell any shares in Phytopharm and he and Chakra Limited (a Company which Dr Dixey holds 50 per cent of the share capital) have agreed not to dispose of their interests in the ordinary shares of the Company for a period of 6 months from today's date. For a further period of 3 months, any disposals of their interests in the ordinary shares of the Company will be through the Company's appointed stockbroker only.

Commenting, Dr Paul Whitney, Chairman, said:

"On behalf of the Board of Phytopharm and myself personally, I would like to thank Richard Dixey for his enthusiasm, energy and pivotal contribution to the development of Phytopharm over the past ten years. We wish him well in his future activities."

Dr Richard Dixey added:

"I have thoroughly enjoyed my time leading Phytopharm and I am delighted to be handing over the CEO's role to Daryl Rees. He has been instrumental in the success of Phytopharm's product development to date and with the strong addition of Piers Morgan to the Board as CFO, I believe the Company is well placed for much-deserved success."

-ENDS-

NOTES TO EDITORS

Phytopharm plc

Phytopharm is a pharmaceutical development and functional food company whose product leads are generated from medicinal plant extracts. The Company's strategy is to develop these products through 'proof of principle' clinical testing, and then secure partners for late stage development, sales and marketing. This business model generates a lean cash burn and all laboratory, manufacturing and clinical work is outsourced to specialists while core competencies such as strategy and management are kept in-house. This operational structure allows access to advanced research techniques whilst maintaining low fixed overheads and a lower development cost structure.

More information concerning Phytopharm's activities can be found on its website at http://www.phytopharm.com

Phytopharm

RIS

Phytopharm PLC
10 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   PHYTOPHARM PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)
   NOTIFICATION RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director
   MR PIERS MORGAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction
14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
    9 JANUARY 2007

18. Period during which or date on which it can be exercised
9 JANUARY 2010 TO 8 JANUARY 2017

19. Total amount paid (if any) for grant of the option
NIL

20. Description of shares or debentures involved (class and number)
250,000 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
FORTY FIVE PENCE

22. Total number of shares or debentures over which options held following notification

250,000

23. Any additional information
THE OPTION IS SUBJECT TO A PERFORMANCE CONDITION MEASURING THE COMPANY'S TOTAL SHAREHOLDER RETURN (TSR) AGAINST THE TSR OF THE FTSE ALL-SHARE INDEX COMMENCING ON THE GRANT DATE.

24. Name of contact and telephone number for queries
ZOE MCGOWAN
01480 437 697

Name and signature of duly authorised officer of issuer responsible for making notification
ZOE MCGOWAN

Date of notification 10 JANUARY 2007

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Phytopharm

RIS

Phytopharm PLC
10 January 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   PHYTOPHARM PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)
   NOTIFICATION RELATES TO (iii)

3. Name of person discharging managerial responsibilities/director
   DR DARYL REES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction
14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
    9 JANUARY 2007
18. Period during which or date on which it can be exercised

9 JANUARY 2010 TO 8 JANUARY 2017

19. Total amount paid (if any) for grant of the option
NIL
20. Description of shares or debentures involved (class and number)
350,000 PHYTOPHARM PLC ORDINARY 1 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
FORTY FIVE PENCE
22. Total number of shares or debentures over which options held following notification

1,248,207
23. Any additional information
THE OPTION IS SUBJECT TO A PERFORMANCE CONDITION MEASURING THE COMPANY'S TOTAL SHAREHOLDER RETURN (TSR) AGAINST THE TSR OF THE FTSE ALL-SHARE INDEX COMMENCING ON THE GRANT DATE
24. Name of contact and telephone number for queries
ZOE MCGOWAN
01480 437697

Name and signature of duly authorised officer of issuer responsible for making notification
ZOE MCGOWAN
Date of notification 10 JANUARY 2007

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Phytopharm

RIS

Phytopharm PLC
15 January 2007

Phytopharm plc
Annual Information Update

Phytopharm plc (the Company) announces that, in accordance with the requirements of Prospectus Rule 5.2 issued by the Financial Services Authority, and following publication of the Annual Report on 28 December 2006, the following information has been published or made available to the public during the 12 months ended 12 January 2007, in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purpose of this update, only references to the information are provided. Full copies of each item can be found at the locations specified below. In accordance with the provisions of Article 27.3 of the Prospectus Directive Regulations, we confirm that to the best of our knowledge, information relating to 'Holdings in Company' and 'Director/PDMR Shareholdings' is up to date at the date of this announcement, but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

1. Announcements made via Regulatory Information Services

All documents listed below were published via a regulatory information service on the dates indicated:

Date of publication	Title
10 January 2007	Director/PDMR shareholding
10 January 2007	Director/PDMR shareholding
9 January 2007	Board changes
19 December 2006	Notification of total voting rights
10 November 2006	Director/PDMR shareholding
8 November 2006	Preliminary results for the year ended 31 August 2006
1 November 2006	Block listing interim review
27 October 2006	Notification of results
18 September 2006	Block listing interim review
5 September 2006	Board changes
21 July 2006	Board appointment
5 June 2006	Board appointment
19 May 2006	Holding(s) in company
11 May 2006	Director/PDMR shareholding
11 May 2006	Director/PDMR shareholding
8 May 2006	Interim results
3 May 2006	Block listing interim review
27 April 2006	Holding(s) in company
27 April 2006	Holding(s) in company
26 April 2006	Advisor appointment
24 April 2006	Product launch
10 April 2006	Research update
30 March 2006	Notice of results
17 March 2006	Block listing interim review
30 January 2006	Second price monitoring extension
30 January 2006	Price monitoring extension
24 January 2006	Results of AGM

2. Documents despatched to shareholders

The following documents have been despatched by the Company to holders of its securities during the year:

27 December 2006 - Annual Report 2006
1 June 2006 - Interim Report 2006

3. Documents field at Companies House

The Company has submitted the following Filings to Companies House:

11 January 2007	Form 288(a) Appointment of Director Mr Piers Morgan
11 January 2007	Form 288(b) Terminating appointment of Director - Dr Richard Dixey
5 December 2006	Form 363 Annual Return
6 September 2006	Form 288(b) Terminating appointment of Director - Dr Trevor Flanagan
6 September 2006	Form 288(b) Terminating appointment of Director - Mr Gordon Stevens
24 July 2006	Form 288(a) Appointment of Director - Dr Peter Blower
8 June 2006	Form 288(a) Appointment of Director - Mr Alexander Morrison
24 January 2006	Registration of special resolutions passed at AGM

Copies of these documents can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ (Telephone 0870 3333 636, email at enquiries@companies-house.gov.uk) or, if you are a registered user,

through Companies House Direct at www.companies-house.gov.uk
The Company's annual report and accounts 2006 (published on 28 December 2006) and Interim Report 2005 (published on 1 June 2006) can be found on the Company's website as can the Interim Results announcement for the six months ended 28 February 2006 (published on 8 May 2006) and the Preliminary Results Announcement (published on 8 November 2006), The Company's website is www.phytopharm.com.
Copies of all documents referred to above are also available for inspection at the Company's registered office (Corpus Christi House, 9 West Street, Godmanchester, Cambs PE29 2HY, United Kingdom) during normal business hours or by request from the Company Secretary.
For further information, please contact:
Zoe McGowan, Company Secretary
Phytopharm plc Tel No: +44 (0)1480 437697
Further information, about Phytopharm can be found on the Company's website www.phytopharm.com

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